1847 Holdings LLC

260 Madison Avenue, 8th Floor

New York, NY 10016

July 10, 2025

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC. 20549

Attn: Rebekah Reed

Re:	1847 Holdings LLC
Amendment No. 1 to Registration Statement on Form S-1
Filed June 5, 2025
File No. 333-286427

Ladies and Gentlemen:

We hereby submit the responses of 1847 Holdings LLC (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated June 24, 2025, providing the Staff’s comments with respect to the Company’s Registration Statement on Form S-1 (as amended, the “Registration Statement”). For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.

Amendment No. 1 to Registration Statement on Form S-1 filed June 5, 2025

Prospectus Summary

Private Placement Transaction, page 2

1.	While we note your response to prior comment 2, the term “cashless exercise” is generally understood to refer to a method of exercise by which the number of shares receivable by the holder is reduced by an amount equal in value to the aggregate exercise price the holder would otherwise pay to exercise the warrants. This does not appear to be accurate with respect to the “alternative cashless exercise” provision in Section 2.3 of the form of Series A warrant filed as Exhibit 4.2. Therefore, we reissue the request that you remove all references to an “alternative cashless exercise” and exercise of the Series A warrants on a “cashless basis.” Exclusively use “zero exercise price” to convey that no exercise price will be paid, either in cash or forfeited shares, and the Series A warrant holders will be entitled to receive more shares than they would under the cash or typical cashless exercise terms. Where you state that you “may” receive proceeds from the Series B warrants, please address that it is unlikely that the investors will exercise the Series B warrants when they could exercise the Series A warrants, pay no exercise price, and receive 1.25 shares instead of 1 share.

Response: We have revised the Registration Statement in accordance with the Staff’s comment. We did not specifically state that it is unlikely that the investors will exercise the series B warrants at all since we believe that the investors would exercise the series B warrants after selling their common stock and exercising their pre-funded warrants and series A warrants. Instead, we added disclosure stating that the series B warrants will likely not be exercised for the foreseeable future.

Risk Factors

The number of shares being registered for resale is significant in relation to our outstanding shares…, page 7

2.	We note your response to prior comment 4 and reissue in part. Describe in further detail how the exercise price reset provisions of the warrants and the zero exercise price provision of the Series A warrant may amplify dilutive impacts and result in continuous downward pressure to the trading price of your common shares. Explain how the exercise of the warrants and resale of the underlying shares may impact your ability to regain or meet stock exchange listing standards.

Response: We have revised the Registration Statement in accordance with the Staff’s comment.

General

3.	We note your statement that you cannot conduct a reverse share split to meet or regain compliance with NYSE American listing requirements until at least July 2026, as well as disclosure contemplating “a period of trading on the OTC market,” specifically OTC Pink. Please tell us whether your delisting from NYSE American and quotation on OTC Pink have been finalized, and if not, the anticipated timing. In this regard, an at-the-market resale offering pursuant to Rule 415 under the Securities Act is not available for registrants quoted on OTC Pink because OTC Pink is not an established trading market for purposes of satisfying Item 501(b)(3) of Regulation S-K. If you are or will be quoted on OTC Pink, please revise to disclose a fixed price at which the selling shareholders will offer and sell the shares. Alternatively, explain to us your plans with regards to the pricing of the offering and listing or quotation status. Please also note that we continue to consider your response to prior comment 6.

Response: As disclosed in a Form 8-K filed on July 8, 2025, our appeal of NYSE American’s delisting determination has been rejected, and NYSE American filed a Form 25 on July 9, 2025 to delist the Company’s common shares from NYSE American. As stated in the Form 8-K, we have submitted an application for the quotation of the Company’s common shares on the OTCQB market, which application is still in process. We have revised the Registration Statement to provide a fixed price at which the selling shareholders will offer and sell the shares prior to the quotation of the Company’s common shares on the OTCQB market.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (212) 417-9800 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100).

Sincerely,

1847 Holdings LLC

	By:	/s/ Ellery W. Roberts
Ellery W. Roberts
Chief Executive Officer

cc: Louis A. Bevilacqua, Esq.